Filed in the Office of	Business Number C28763-1997
Barbara K. Cegavske	Filing Number 20222346545
Secretary of State State Of Nevada	Filed On 5/25/2022 8:59:00 AM
	Number of Pages 4

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Certificate, Amendment or Withdrawal of Designation

NRS 78.1955, 78.1955(6)

☒ Certificate of Designation
☐ Certificate of Amendment to Designation - Before Issuance of Class or Series
☐ Certificate of Amendment to Designation - After Issuance of Class or Series
☐ Certificate of Withdrawal of Certificate of Designation

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity information:	Name of entity: VOIP-PAL.COM INC. Entity or Nevada Business Identification Number (NVID): NV19971355704
2. Effective date and time:	For Certificate of Designation or Amendment to Designation Only (Optional): Date: Time: (must not be later than 90 days after the certificate is filed)
3. Class or series of stock: (Certificate of Designation only)	The class or series of stock being designated within this filing: Series A Preferred stock, par value $0.01
4. Information for amendment of class or series of stock:	The original class or series of stock being amended within this filing:
5. Amendment of class or series of stock:	☐ Certificate of Amendment to Designation- Before Issuance of Class or Series As of the date of this certificate no shares of the class or series of stock have been issued. ☐ Certificate of Amendment to Designation- After Issuance of Class or Series The amendment has been approved by the vote of stockholders holding shares in the corporation entitling them to exercise a majority of the voting power, or such greater proportion of the voting power as may be required by the articles of incorporation or the certificate of designation.
6. Resolution: Certificate of Designation and Amendment to Designation only)	By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes OR amends the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.* The company shall be authorized to issue the following - (continued, see attached) ...
7. Withdrawal:	Designation being Withdrawn: Date of Designation: No shares of the class or series of stock being withdrawn are outstanding. The resolution of the board of directors authorizing the withdrawal of the certificate of designation establishing the class or series of stock: *
8. Signature: (Required)	X /s/ Emil Malak Signature of Officer Date: 05/25/2022

* Attach additional page(s) if necessary
This form must be accompanied by appropriate fees.

CERTIFICATE OF DESIGNATION

VOIP-PAL.COM INC.

Nevada ID Number: NV19971355704

Continued from Page 1:

3,000,000,000 (Three Billion) shares Common Stock par value 0.001

525,000 (Five Hundred Twenty-Five Thousand) shares Preferred Stock par value 0.01

475,000 (Four Hundred Seventy Five Thousand) shares Series A Preferred Stock par value 0.01

The Company’s Total Authorized Shares shall be 3,001,000,000 (3 Billion 1 million)

CERTIFICATE OF DESIGNATION OF THE PREFERRED STOCK OF VOIP-PAL.COM INC.

Voip-Pal.com Inc., a Nevada corporation (the "**Corporation**"), hereby certifies that the following resolution was adopted by the board of directors of the Corporation (the "**Board**") pursuant to the authority of the Board as required by the Nevada Revised Statutes:

RESOLVED that, pursuant to the provisions of the articles of incorporation of the Corporation, as the same may be amended, modified or restated from time to time (the "**Articles of Incorporation**"), which authorizes 1,000,000 shares of preferred stock, par value $0.01 per share (the "**Preferred Stock**"), a series of Preferred Stock be, and hereby is, created, and that the designation and number of shares of such series, and the voting and other powers, preferences and relative, participating, optional or other rights, and the qualifications, limitations and restrictions thereof are as set forth in the Articles of Incorporation and this Certificate of Designation, as the same may be amended from time to time (this "**Certificate of Designation**") as follows:

SERIES A PREFERRED STOCK

1. <u>Designation, Amount and Par Value</u>. The series of Preferred Stock shall be designated as the "**Series A Preferred Stock**" and the number of shares so designated shall be 475,000. The shares of the Series A Preferred Stock shall have a par value of $0.01 per share.

2. <u>Dividends and Distributions</u>. The holders of record of the Series A Preferred Stock (the "**Holders**") shall not be entitled to receive any dividends or other distributions (whether in cash, stock or property of the Corporation) in respect of any shares of Series A Preferred Stock held by them.

3. <u>Voting Rights</u>.

(a) Each Holder shall be entitled to vote on all matters on which the holders of shares of the Corporation's common stock, par value $0.001 per share (the "**Common Stock**"), or any other capital stock of the Corporation into which the Common Stock is reclassified or changed, are entitled to vote. Except as otherwise provided herein, in the Articles of Incorporation or by law, the Holders, the holders of shares of Common Stock and the holders of shares of any other capital stock of the Corporation having general voting rights shall vote together as one class on all matters submitted to a vote of stockholders of the Corporation. As of any record date or other determination date, each Holder shall be entitled to 1,550 votes per share of Series A Preferred Stock.

(b) For so long as any shares of Series A Preferred Stock are outstanding, the Corporation shall not, directly or indirectly, take any of the following actions (including by means of merger, consolidation, reorganization, recapitalization or otherwise) without the prior approval (by vote or written consent) of each of the Holders: (i) amend, repeal, alter or add, delete or otherwise change the powers, preferences, rights or privileges of the Series A Preferred Stock; (ii) amend or waive any provision of the Articles of Incorporation in a manner that would change the powers, preferences, rights or privileges of the Series A Preferred Stock; (iii) effect any stock split or combination or classify, reclassify or issue any additional shares of Series A Preferred Stock; or (iv) enter into any agreement with respect to the foregoing clauses (i) through (iii).

(c) Any action as to which a class vote of the Holders, or the Holders, the holders of shares of Common Stock and the holders of shares of any other capital stock of the Corporation having general voting rights voting together, is required pursuant to the terms of this Certificate of Designation may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to

authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation.

4. Liquidation, Dissolution or Winding Up. Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the Holders shall not be entitled to receive any assets of the Corporation available for distribution to its stockholders in respect of any shares of Series A Preferred Stock held by them.

5. Redemption Rights. The Series A Voting Preferred Stock shall not be redeemable.

6. Other Provisions.

(a) The Holders shall not have any rights hereunder to convert the shares of Series A Preferred Stock into, or exchange such shares for, shares of any other series or class of capital stock of the Corporation.

(b) The shares of Series A Preferred Stock are restricted and a Holder may not assign or transfer any shares of Series A Preferred Stock or the accompanying rights hereunder held by such Holder without the prior written consent of the Corporation. The restrictions contained in this Section 6(b) shall apply to all of the Holder's assignees, transferees, successors and assigns. The Corporation may apply customary legends to such effect upon any and all certificates issued representing shares of Series A Preferred Stock.

(c) The Corporation shall maintain at its principal executive office (or such other office or agency of the Corporation as it may designate by written notice to the Holders), a register for the Series A Preferred Stock, in which the Corporation shall record the names and addresses of the persons in whose name shares of Series A Preferred Stock have been issued, as well as the names and addresses of each transferee. The Corporation may treat the person in whose name any share of Series A Preferred Stock is registered on the register as the owner and holder thereof for all purposes, notwithstanding any notice to the contrary, but in all events recognizing any properly made transfers.